Under the Securities Exchange Act of 1934

(Amendment No. _________)*

GPS Industries, Inc.

(Name of Issuer)

Common Stock, $ 0.001 par value

(Title of Class of Securities)

45666P104
(CUSIP Number)

Gregory John Norman
501 North Highway A1A,
Jupiter, FL 33477
Telephone: (561) 743-8818

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45666P104
1.	NAME OF REPORTING PERSONS Gregory John Norman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 15,910,313
	8.	SHARED VOTING POWER 584,326,039 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 15,910,313
	10.	SHARED DISPOSITIVE POWER 409,836,066 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,236,352 (see Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2% (see Item 5)
14.	TYPE OF REPORTING PERSON IN

(Page 2 of 15 Pages)

CUSIP No. 45666P104
1.	NAME OF REPORTING PERSONS Great White Shark Enterprises, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 584,326,039 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 409,836,066 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 584,326,039 (see Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7% (see Item 5)
14.	TYPE OF REPORTING PERSON CO

(Page 3 of 15 Pages)

CUSIP No. 45666P104
1.	NAME OF REPORTING PERSONS Gregory John Norman Intangible Trust 12/1/2004 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States, Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 599,971,480 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 425,645,441 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,971,480 (see Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2% (see Item 5)
14.	TYPE OF REPORTING PERSON OO

(Page 4 of 15 Pages)

Item 1.  Securities and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Common Stock”) of GPS Industries, Inc. (the “Company”), a corporation organized under the laws of the State of Nevada. The principal executive offices of the Company are located at Suite 214, 5500 152nd Street, Surrey, British Columbia, Canada V3S 5J9.

Item 2.  Identity and Background

(a-c) This statement on Schedule 13D is being filed jointly by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (each, a “Reporting Person” and together, the “Reporting Persons”):

(i) Greg Norman. The principal occupation of Mr. Norman is professional golfer.

(ii) Greg Norman Intangible Trust 12/01/2004 (the “Trust”). Greg Norman is the principal and sole beneficiary of the Trust. The principal purpose of the Trust is to hold assets (including shares of Common Stock) for the benefit of Mr. Norman.

(iii) Great White Shark Enterprises, Inc. (“GWSE”). All of the issued and outstanding capital stock of GWSE is owned by the Trust. The principal business of GWSE is business management.

The principal business address of each Reporting Person is 501 North Highway A1A Jupiter, FL 33477.

Each director and executive officer of GWSE is named on Schedule I attached hereto. Schedule I sets forth the following information, which is incorporated herein by reference, with respect to each such person:

i.	name;

ii.	business address (or residence address where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

(d-e) Neither the Reporting Person, nor to the best of either Reporting Person’s knowledge, or any of the persons identified on Schedule I hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Norman is a citizen of the Australia. GWSE and the Trust were each formed under the laws of the State of Florida.

(Page 5 of 15 Pages)

Item 3.  Source and amount of Funds and Other Consideration

Gregory John Norman is the beneficial owner of 190,400,286 shares of the Company’s Common Stock through his interests in GWSE, the Trust and the Gregory John Norman Intangible Trust 12/01/05. The aggregate amount of funds required by GWSE to acquire 574,089 shares of the Company’s newly authorized Series B Convertible Preferred Stock (“Preferred Shares”) and warrants to purchase up to 18,901,579 shares of the Company’s Common Stock as described in Item 4 below was $5,740,890. The Trust and the Gregory John Norman Intangible Trust 12/01/05 collectively acquired the other 15,910,313 beneficially owned shares of the Common Stock described in Item 4 below as compensation for services provided by, or loans made to the Company by Mr. Norman or his affiliates. GWSE obtained all of such funds from Greg Norman as a capital contribution. No funds were borrowed by either Mr. Norman, the Trust, GWSE or Gregory John Norman Intangible Trust 12/01/05 in order to complete the purchases described in Item 4 below. The information set forth in Item 4 below is incorporated by reference into this Item 3.

Item 4.  Purpose of the Transaction

On November 13, 2006, GWSE entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Company and Leisurecorp LLC (“Leisurecorp”). A copy of the Securities Purchase Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006. The initial transactions contemplated by the Securities Purchase Agreement were consummated on December 29, 2006 (the “Closing”) and reported by the Company pursuant to a Form 8-K filed with the Commission on January 8, 2007.

Pursuant to the Securities Purchase Agreement, GWSE purchased 574,089 Preferred Shares and warrants (the “Warrants”) to purchase up to 18,901,579 shares of Common Stock for an aggregate purchase price of $5,740,890. The Preferred Shares owned by GWSE are convertible into 94,112,984 shares of Common Stock. The Warrants are exercisable at any time until December 28, 2011 at an initial exercise price of $0.122 per share of Common Stock, subject to adjustment in accordance with the terms of the Warrants.

GSWE’s $5,740,890 aggregate purchase price for the Preferred Shares and the Warrants acquired on December 29, 2006 was paid to the Company as follows: $1,500,000 was paid in cash, $1,500,000 was paid through cancellation of the entire balance (principal and all accrued interest) then due and owing by the Company to GWSE pursuant to a $1,500,000 short-term loan made by GWSE to the Company and evidenced by an unsecured promissory note, dated November 13, 2006, and described in Item 6 below, and $2,740,890 was paid through the cancellation of various indebtedness then owed by the Company to GWSE having an aggregate unpaid balance as of the Closing of $2,740,890.

Pursuant to the Securities Purchase Agreement, at the Closing, Leisurecorp purchased 1,000,000 Preferred Shares (convertible into 163,934,426 shares of Common Stock) and Warrants to purchase up to 40,983,607 shares of Common Stock for an aggregate purchase price of $10,000,000.

The consummation of the initial transactions contemplated by the Securities Purchase Agreement were subject to the satisfaction or waiver of customary closing conditions and a condition that the Company amend its articles of incorporation to increase its authorized shares of Common Stock to 1,600,000,000 shares (which increase required the approval of the Company’s shareholders). The Company amended its articles of incorporation on December 28, 2006 after receiving the requisite vote of its shareholders at a meeting held on December 28, 2006.

The Securities Purchase Agreement provides that each of GWSE and Leisurecorp has the assignable right, until April 28, 2007, to make an additional investment in the Company by purchasing additional Preferred Shares and Warrants for cash on the same terms as the securities purchased by them on December 29, 2006. Accordingly each of GWSE and Leisurecorp has the separate right (but not the obligation) to increase its aggregate investment in the Preferred Shares and Warrants by $3,000,000 and $10,000,000, respectively, and will receive one Preferred Share and a Warrant to purchase 40.983607 shares of Common Stock in return for each $10 cash investment made by them (the securities, if any, purchased pursuant to this right, the “Option Securities”).

(Page 6 of 15 Pages)

The rights, preferences and privileges of the holders of Preferred Shares are set forth in the Certificate of Designation of the Series B Convertible Preferred Stock, a copy of which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006 (the “Certificate of Designation”). The Certificate of Designation was filed with the Secretary of State of the State of Nevada on December 28, 2006. Pursuant to the Certificate of Designation, each Preferred Share may be converted at any time at the option of the holder into fully paid and non-assessable shares of Common Stock at the conversion rate then in effect. The number of shares of Common Stock into which one Preferred Share is convertible is determined by dividing the stated value of such Preferred Share set forth in the Certificate of Designation ($10.00) by the existing conversion price, which, as of December 28, 2006 was $0.061. The conversion price is subject to (i) appropriate adjustment for certain events, including stock splits, stock dividends, combinations, recapitalizations or other recapitalizations affecting the Common Stock and (ii) weighted average anti-dilution protection in the case of certain issuances of securities by the Company below a certain price.

Except as otherwise expressly provided in the Certificate of Designation or as required by law, each holder of Preferred Shares is entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Shares could be converted on the record date for such vote, and has voting rights and powers equal to the voting rights and powers of the Common Stock.

In addition to the foregoing voting rights, the Certificate of Designation further provides that, as long as Leisurecorp is the owner of record of 25% or more of the number of Preferred Shares that it purchases pursuant to the Securities Purchase Agreement, the Company does not have the right, without first obtaining the prior approval of the holders of a majority of the then outstanding Preferred Shares, voting as a separate class, to take any of the following actions: (i) amend the Company’s articles of incorporation or bylaws if such action would adversely affect the rights, preferences, privileges, or restrictions of the Series B Preferred Stock; (ii) authorize or issue any class or series of the Company’s capital stock or any rights, options, warrants or other securities that are convertible into or exchangeable for any capital stock of the Company, having any right, preference or privilege superior to or on parity with the Series B Preferred Stock in any respect, whether by reclassification or otherwise; (iii) pay any dividends or distributions on any shares of capital stock of the Company; (iv) amend any of the provisions of the Certificate of Designation; (v) redeem or declare a dividend with respect to any security of the Company; (vi) increase or decrease the authorized number of Preferred Shares; (vii) effect a merger, consolidation, or business combination or other acquisition involving the Company (other than solely for the purposes of reincorporation); (viii) increase or decrease the authorized number of directors on the Company’s board of directors; or (ix) agree or commit to take any of the actions set forth in the foregoing clauses (i) - (viii).

Holders of a majority of the outstanding Preferred Shares also have the right, pursuant to the Certificate of Designation, voting as a separate class, to elect three of the five members of the Company’s board of directors, which are referred to in this Schedule 13D as the Preferred Directors, of which two of such directors are designated by such holders of a majority of the outstanding Preferred Shares as the “Reviewing Preferred Directors.” The Certificate of Designation further provides that the Company’s board of directors may not take any of the following actions unless such action is approved by a majority of the board of directors, which majority must include at least one of the Reviewing Preferred Directors: (i) reorganize the Company or voluntarily liquidate, dissolve or wind up the Company, (ii) incur any new indebtedness or refinance any existing indebtedness for borrowed money other than trade payables and accrued expenses incurred in the ordinary course of business and indebtedness not to exceed at any time $500,000 in the aggregate, subject to certain exceptions, (iii) approve, adopt or amend the Company’s annual budget or any provision thereof, (iv) incur or commit to incur any capital or operating expenditures (other than purchases of inventory purchased solely for, and specifically to fill signed purchase orders) in excess of $50,000 in one or a series of related expenditures, or in excess of $250,000 in the aggregate, unless included in the Company’s annual budget approved by the board of directors (including by one of the Reviewing Preferred Directors), (v) hire or fire the Company’s chief executive officer, chief financial officer or any other officer or employee of the Company who, at the time, earns or is expected to earn a salary (excluding bonuses) of $100,000 or more per year (“Qualified Employees”), or enter into, amend any provision of, or waive provisions of, employment or consulting arrangements with Qualified Employees, (vi) acquire any assets or equity securities of any other business or entity, or sell any assets of the Company (other than in the ordinary course of business), in each case if the transaction value of such acquisition or disposition is greater than $2,000,000, (vii) issue options or securities to any employees, directors, consultants or other persons eligible to participate in the Company’s stock compensation, bonus or other compensation plan other than pursuant to such plans, (viii) alter or amend any of the Company’s stock compensation, bonus or other compensation plan or adopt or enter into a new such plan, or (ix) enter into a transaction with a shareholder or an affiliate of the Company or of a shareholder of the Company. The foregoing restrictions will remain in effect until the earlier of (a) the date on which Leisurecorp is the owner of record of less than 25% of the number of Preferred Shares that it purchased pursuant to the Securities Purchase Agreement, or (b) the Company has met or exceeded the approved annual budget for two consecutive fiscal years.

(Page 7 of 15 Pages)

Pursuant to the Certificate of Designation, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding Preferred Share will be entitled to be paid first out of the assets or surplus funds of the Company legally available for distribution to shareholders an amount equal to $10.00 per Preferred Share (subject to certain adjustments) plus any unpaid dividend. Thereafter, the remaining assets and funds of the Company legally available for distribution, if any, will be distributed among the holders of the Common Stock and the Preferred Shares in proportion to the shares of Common Stock then held by them and the shares of Common Stock they have a right to acquire upon conversion of the Preferred Shares held by them. The foregoing liquidation distribution to the holders of the Preferred Shares is be senior to the Common Stock and senior to any subsequent series of preferred stock which may be junior in right of preference to the Preferred Shares. In addition, under the Certificate of Designation, the Company may not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Shares shall first receive, or simultaneously receive, dividends in accordance with the terms of the Certificate of Designation.

The securities purchased by GWSE pursuant to the Securities Purchase Agreement were not registered under the Securities Act of 1933, as amended and were issued and sold by the Company in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act and Regulation D promulgated thereunder. None of the Preferred Shares, the Warrants, the shares of Common Stock underlying the Warrants or the Option Securities (to the extent acquired) may be reoffered or sold by GWSE in the absence of an effective registration statement, or exemption from the registration requirements, of the Securities Act.

In connection with the consummation of the initial transactions contemplated by the Securities Purchase Agreement, the Company entered into a registration rights agreement with Leisurecorp, GWSE, Douglas Wood (a director and shareholder of the Company) and Bob Silzer (a director and shareholder of the Company who is also the Company’s Chief Executive Officer) (the “Registration Rights Agreement”). A copy of the Registration Rights Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 8, 2007. Pursuant to the Registration Rights Agreement, GWSE received unlimited rights to demand the registration under the Securities Act of all or part of the shares of Common Stock issuable upon conversion by GWSE of the Preferred Shares and the Common Stock received upon exercise of the Warrants purchased pursuant to the Securities Purchase Agreement (whether at the Closing or any subsequent closing under the Securities Purchase Agreement). The Registration Rights Agreement provides, however, that no demand for such registration can be made for less than 10 million shares of Common Stock. In addition, GWSE also received piggy-back registration rights and the right to have its registrable shares registered on Form S-3, if that form is then available to the Company. Leisurecorp and Messrs. Silzer and Wood also received registration rights pursuant to the Registration Rights Agreement comparable to those of GWSE.

(Page 8 of 15 Pages)

Also in connection with the consummation of the initial transactions contemplated by the Securities Purchase Agreement, GWSE entered into a shareholders agreement with the Company, Leisurecorp and Messrs. Wood and Silzer (the “Shareholders Agreement”). A copy of the Shareholders Agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on January 8, 2007. Pursuant to the Shareholders Agreement, with respect to any shareholder action involving the election of directors of the Company, each of Leisurecorp and GWSE (together, the “Investors”) agreed to vote all of their Preferred Shares and any Common Shares received by them pursuant to exercise of their Warrants or conversion of their Preferred Shares (such shares covered by the Shareholders Agreement, the “Covered Shares”) in such manner as may be necessary to elect and maintain in office as Preferred Directors two persons designated in writing by Leisurecorp (such persons to be deemed the “Reviewing Preferred Directors”) and one person designated in writing by GWSE. GWSE also agreed with Leisurecorp to vote all of its Covered Shares, with respect to any shareholder action not involving the election of directors of the Company, in accordance with any oral or written instructions timely received from Leisurecorp. Each of GWSE and Leisurecorp have further agreed pursuant to the Shareholders Agreement that neither of them will abstain or fail to vote or give a consent with respect to its Covered Shares to the extent that it has received direction from the other in accordance with the terms of the Shareholders Agreement.

Additionally, the Shareholders Agreement provides for certain restrictions on the transfer of the Covered Shares held by Leisurecorp and GWSE and certain shares of the Company’s stock held by Messrs. Silzer and Mr. Wood, subject to certain exceptions for transfers to affiliated entities and other customary exceptions, and also subject to the right of each party to the Shareholders Agreement, commencing on November 1, 2007, to transfer (in any 90 day period) a number of shares of Common Stock equal to 1% of the number of shares of Common Stock listed as outstanding in the Company’s latest Form 10-Q or Form 10-K (as adjusted for stock splits and the like), whichever is filed more recently. Any portion of such 1% that is not transferred in the relevant 90-day period will be carried forward and may be transferred by a party to the Shareholders Agreement in subsequent periods.

The restrictions on transfer imposed by the Shareholders Agreement terminate on the earlier of December 31, 2008 and the listing of the Company’s Common Stock on either the Nasdaq Global Market or the Nasdaq Capital Market. The Shareholders Agreement as a whole terminates upon the earliest to occur of the following: (i) the written agreement of GWSE and Leisurecorp; (ii) the dissolution, bankruptcy or insolvency of the Company; (iii) at such time as Leisurecorp owns less than 25% of the number of Preferred Shares that it purchased under the Securities Purchase Agreement; (iv) the consummation by the Company of the sale of all or substantially all of its assets and business; (v) the consummation of a merger or consolidation of the Company with or into a third party (other than a reincorporation merger) in which the Preferred Shares are converted into the right to receive cash, securities or other consideration; and (vi) December 31, 2009.

This Item 4 (and the other Items of this Schedule 13D) does not provide a complete description of the Securities Purchase Agreement, the Certificate of Designation, the Registration Rights Agreement and the Shareholders Agreement. The description above of each of these agreements and the Certificate of Designation is qualified in its entirety by reference to the actual terms of those agreements and the Certificate of Designation, which are incorporated herein by reference from the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006 and the Company’s Current Report on Form 8-K filed with the Commission on January 8, 2007.

(Page 9 of 15 Pages)

The Trust owns 13,745,441 shares of the Company’s Common Stock, and a warrant to purchase 1,900,000 shares of Common Stock. The Trust acquired the 10,500,000 of the foregoing shares in 2003 as compensation for services provided to the Company by Mr. Norman, and 3,245,440 shares of Common Stock in 2004 and 2005 as loan fees for loans made to the Company by GWSE.

The Gregory John Norman Intangible Trust 12/01/05 acquired the 264,872 shares of Common Stock that it owns in its own name in 2006 as fees payable to GWSE for loans made to the Company by GWSE under an inventory financing line of credit that GWSE had extended to the Company.

The Reporting Persons acquired the above securities of the Company for investment purposes and to the extent that the Option Securities are acquired such acquisition shall also be for investment purposes. Other than as set forth above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through and including (j) of Item 4 of Schedule 13D. As of the date hereof, GWSE has not determined whether it will purchase the Option Securities, assign the right to purchase the Option Securities or let such right lapse.

Item 5.  Interest in Securities of the Issuer

(a-b) As of the date hereof, (i) the Trust directly owns the 13,745,441 shares of Common Stock, and (ii) GWSE beneficially owns shares of Common Stock by virtue of its ownership of Preferred Shares and Warrants purchased on December 29, 2006, which are convertible or exercisable, as applicable (assuming full conversion and exercise of such securities), into 113,014,563 shares of Common Stock as described in Item 4. GSWE is also deemed to beneficially own an additional 61,475,410 shares of Common Stock by virtue of its right to acquire the Option Securities pursuant to the Securities Purchase Agreement (assuming full exercise of GWSE exercises its right to acquire the Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities). However, as of the date hereof, GWSE may also be deemed, solely by virtue of being deemed part of a “group” with Leisurecorp as a result of the Shareholders Agreement, to be the beneficial owner of a total of 584,326,039 shares of Common Stock by virtue of Leisurecorp’s beneficial ownership of (a) 1,000,000 Preferred Shares owned by Leisurecorp as of the date hereof which are convertible into 163,934,426 shares of Common Stock, (b) 40,983,607 shares of Common Stock that Leisurecorp has the right to acquire pursuant to Warrants that it acquired on December 29, 2006 pursuant to the Purchase Agreement, and 204,918,033 shares of Common Stock that Leisurecorp has the right to acquire by virtue of its right to acquire Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities. The foregoing 584,326,039 shares of Common Stock represent approximately 63.7% of the outstanding class of Common Stock, based on a total of 918,172,841 shares of Common Stock outstanding, which is comprised of: (i) 333,846,802 shares of Common Stock outstanding as of December 8, 2006, as reported by the Company in the Proxy Statement (14A) filed by the Company with the Commission on December 12, 2006; (ii) the 204,918,033 shares of Common Stock issuable upon the conversion of the Preferred Shares and Warrants purchased by Leisurecorp on December 29, 2006; (iii) the 204,918,033 shares of Common Stock issuable upon full conversion and exercise of the Option Securities that Leisurecorp has the right to acquire pursuant to the Securities Purchase Agreement (assuming full exercise of Leisurecorp’s right to acquire the Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities), (iv) the 94,112,984 shares of Common Stock issuable upon the conversion of the 574,089 Preferred Shares owned by GWSE on the date hereof, (v) the 18,901,579 shares of Common Stock that GWSE has the right to acquire pursuant to Warrants that it acquired on December 29, 2006 pursuant to the Purchase Agreement, and (vi) 61,475,410 shares of Common Stock that GWSE has the right to acquire by virtue of its right to acquire Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities. Each of the Reporting Persons expressly disclaims beneficial ownership of the Preferred Shares, the Warrants and the Option Securities (to the extent hereafter acquired by Leisurecorp) beneficially owned by Leisurecorp and described above.

(Page 10 of 15 Pages)

Of the 584,326,039 shares of Common Stock that GWSE may be deemed to beneficially own, GWSE has sole voting and dispositive power with respect to no shares and, as a result of its relationship with Leisurecorp and the Shareholders Agreement, shared voting power with respect to 584,326,039 shares of Common Stock and shared dispositive power with respect to 409,836,066 shares of Common Stock. GWSE does not have the right under the Shareholders Agreement to cause Leisurecorp to sell, dispose of or otherwise transfer the Preferred Shares, the Warrants and the Option Securities (to the extent hereafter acquired by Leisurecorp) beneficially owned by Leisurecorp and described above.

By virtue of its relationship with GWSE, the Trust has the power to cause GWSE to vote, or to dispose of, certain securities which GWSE beneficially owns. Greg Norman, as a result of his interest in, and control over, the Trust, likewise has the power to control the voting or disposition of the shares beneficially owned by both GWSE and the Trust. The Trust directly owns 13,745,441 shares of Common Stock, beneficially owns an additional 1,900,000 shares pursuant to a currently exercisable Common Stock purchase warrant, and, under Rule 13d-3 under the Exchange Act, may be deemed to beneficially own an additional 584,326,039 shares of Common Stock. However, neither GWSE nor the Trust have sole voting and dispositive power with respect to these shares as a result of their relationship with Greg Norman and Leisurecorp pursuant to the Shareholders Agreement. GWSE is deemed to have shared voting power with respect to 584,326,039 shares of Common Stock and shared dispositive power with respect to 409,836,066 shares of Common Stock.

Greg Norman is deemed to have (i) dispositive and voting power over the 14,645,441 shares of Common Stock by the Trust (13,745,441 shares of Common Stock and an additional 1,900,000 shares pursuant to a warrant), (ii) dispositive and voting power over the 264,872 shares of Common Stock owned by Gregory John Norman Intangible Trust 12/01/05, (iii) shared voting power over the 584,326,039 shares of Common Stock held by GWSE, and (iv) shared dispositive power with respect to 409,836,066 shares of Common Stock by GWSE.

(c) Except for the transactions described in Item 4, no transactions in the class of securities reported on were effected during the last sixty days by the Reporting Persons or by any of the persons set forth on Schedules I and II to the Schedule 13D.

(d) Of the shares that GWSE, the Trust and Mr. Norman may be deemed to beneficially own, neither of such Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 409,836,066 shares of Common Stock issuable upon the conversion of the 1,000,000 Preferred Shares owned by Leisurecorp on the date hereof and the 40,983,607 shares of Common Stock that Leisurecorp has the right to acquire (assuming full conversion of the Leisurecorp Warrants issued as of the date hereof and full conversion and exercise, as applicable of the Option Securities that Leisurecorp has the right to acquire pursuant to the Securities Purchase Agreement).

(e) Not applicable.

(Page 11 of 15 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed in Item 4, on November 13, 2006, GWSE made a $1,500,000 short-term loan to the Company, evidenced by an unsecured promissory note, dated November 13, 2006 (the “GWSE Promissory Note”). A copy of the GWSE Promissory Note is filed as Exhibit 6 to this Schedule 13D. The entire balance (principal and all accrued interest) then outstanding and owed by the Company to GWSE under the GWSE Promissory Note was cancelled in connection with the closing of the initial transactions contemplated by the Securities Purchase Agreement. Prior to its cancellation, the GWSE Promissory Note restrained the Company’s ability to engage in certain actions without the consent of GWSE.

Other than as described in this Item 6 and in Item 4, there are no contracts, arrangements, understandings or relationships by or among the persons named in Item 2 regarding the Company’s securities.

Item 7. Material To Be Filed as Exhibits.

Exhibit
Number	Description of Exhibit

1	Joint Filing Agreement, dated as of January 8, 2007, by and between Great White Shark Enterprises, Inc., Greg Norman and the Greg Norman Intangible Trust 12/01/2004.

2
Securities Purchase Agreement, dated December 13, 2006, by and among GPS Industries, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

3
Certificate Of Designation of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

4
Shareholders Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

5.
Registration Rights Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

6	Promissory Note, dated November 13, 2006 issued by GPS Industries, Inc. to Great White Shark Enterprises, Inc. filed herewith.

(Page 12 of 15 Pages)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Bart Collins and Jack Schneider his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007

Great White Shark Enterprises, Inc.

By:	/s/ Gregory John Norman
Name: Gregory John Norman
Title: Chief Executive Officer

Gregory John Norman Intangible Trust 12/1/2004

By:	/s/ Mark Parthemer
Name: Mark Parthemer

Gregory John Norman

By:	/s/ Gregory John Norman

(Page 13 of 15 Pages)

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF GREAT WHITE SHARK ENTERPRISES, INC.

The business address of each of such individuals is 501 North Highway A1A Jupiter, Florida 33477.

Name, Address and Citizenship	Position with Great White Shark Enterprises, Inc.	Principal Occupation
Greg Norman (Australia)	Director and Chief Executive Officer	Professional golfer and Chief Executive Officer of Great White Shark Enterprises, Inc.
Bart Collins (United States	President	President of Great White Shark Enterprises, Inc.
Jack Schneider (United States)	Executive Vice President, Treasurer, Secretary	Executive Vice President, Chief Financial Officer, Secretary of Great White Shark Enterprises, Inc.

(Page 14 of 15 Pages)

INDEX TO EXHIBITS

Exhibit
Number	Description

1	Joint Filing Agreement, dated as of January 8, 2007, by and between Great White Shark Enterprises, Inc., Greg Norman and the Greg Norman Intangible Trust 12/01/2004.

2
Securities Purchase Agreement, dated December 13, 2006, by and among GPS Industries, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

3
Certificate Of Designation of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

4
Shareholders Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

5.
Registration Rights Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

6	Promissory Note, dated November 13, 2006 issued by GPS Industries, Inc. to Great White Shark Enterprises, Inc. filed herewith.

(Page 15 of 15 Pages)